Joi

Retail | Software | Technology | Payments | Y Combinator

The FIRST bot to sell Direct Sales products on Facebook!

MEETJOI.COM GREENVILLE SOUTH CAROLINA


FACEBOOK MESSENGER
Hi there! Would you like to buy this necklace?
YES! How can I pay for it?
I can take your payment right here, actually. It's super easy!
Oh wow... that's amazing! Thank you so much!



Simply put: the buying process in this industry is extremely clunky and out-of-date, and we knew we could offer drastic improvements. Since the Covid crisis began, Direct Sales has experienced a boom in popularity, so we knew these problem needed to be solved quickly.

Michael Stevens CEO @ Joi

Why you may want to support us...

1. We are partnering with a software company that's allowing Joi to integrate with 50 of their clients.
2. We've already met with every single Direct Sales company in the state of Utah (& many in TX and FL).
3. Since the Covid crisis began, Direct Sales companies are reporting historic growth in sales.
4. The Direct Sales industry is heavily networked so word about Joi will quickly spread online.
5. Joi will increase sales for Direct Sales consultants by removing friction from the buying process.
6. Our team is deeply connected with the Direct Sales industry and knowledgeable about the market.

Why investors ❤ us

WE'VE RAISED $521,700 SINCE OUR FOUNDING



Michael Stevens is one of the most dedicated, persistent, and adaptable entrepreneurs I have ever met. His focus on improving the opportunity for Joi over several years, by experimenting with different applications and through deep research into the market he is addressing, is a model of how to refine startup ideas into effective applications.

The market for direct sales is large and growing - especially now as ecommerce is accelerating faster than ever, and more people are generating important income by working as direct sales consultants. It is a market typically unserved by larger payment platforms and tools. The problem is simple - too many sales are lost because of a difficult check

... *read more*

Paul Clark Managing Director, VentureSouth

LEAD INVESTOR | INVESTING $30,000 THIS ROUND & $20,000 PREVIOUSLY



Michael executes at a high level, is competent and has a proven track record

Chris Stevens



Joi is an innovative tool for helping direct sales representatives increase their sales. As the spouse of someone that sells for a direct sales company - and buys a lot of products from others - I can see the potential for a tool to reduce the friction during the sales process for reps. With the boom in working from home and supplemental careers, this is a great time to execute this idea.

Paul Clark

Managing Director at VentureSouth and fan of early stage companies

SEE MORE

The founder

MAJOR ACCOMPLISHMENTS



Michael Stevens

CEO

Michael is a professional web developer, video editor, and graphic designer with many years of management experience in the tech industry.

Downloads

Joi Slide Deck WeFunder.pdf

The Joi Journey

We have the right product at the right time and for the right market. But that definitely didn't happen overnight... ***Check out our story below!***



It all started with a mobile app...

Our team originally developed a mobile app that combined live video with e-commerce functionality, attempting to become the QVC of the mobile app industry. Along that journey, we learned a lot about the Direct Sales market and how Direct Sales consultants' buying process was riddled with friction and barriers. Consultants would have to send their customers invoices and take orders manually, which often resulted in lost sales. What a pain! We knew this was a HUGE problem that needed to be solved.

(If you're wondering what "Direct Sales" is, here is a definition: "Direct selling is selling products directly to consumers in a non-retail environment. Instead, sales occur at home, work, online, or other non-store locations." Examples of Direct Sales companies include Young Living, Mary Kay, Nu Skin, etc.)

So, we began trying to help Direct Sales consultants sell their products more efficiently. But we ran into a major roadblock: we would need to integrate with Direct Sales inventory and payment software.

This meant we had to pivot away from the mobile app concept and build an API and bot that integrated with Facebook since that is the preferred platform for Direct Sales consultants to sell their products. This new approach would allow consultants to simply post a picture or video of their product on Facebook with a "buy" button embedded in the post. When customers click this button, the bot would message them in Facebook Messenger and accept their payment. Simple and easy!

We immediately knew this novel approach would greatly simplify the buying process and help increase sales. **Thus, the journey to build Joi began...**


Welcome to
UTAH
LIFE ELEVATED

Utah, here we come!

It turns out Utah has a LOT of Direct Sales companies, so we packed our bags and hit the road to Salt Lake City, UT. It was time to immerse ourselves in research! We spent roughly a year networking and meeting with *every single* Direct Sales company in the entire state.

This was no easy task, but we learned a ton from this experience. One of the most valuable lessons we learned is that there are basically **five software companies** that make nearly all the inventory and payments software for the entire Direct Sales industry worldwide. Just five. That means we simply need to integrate with each of these software companies to gain access to nearly every Direct Sales company in the whole world.

So, we naturally contacted and met with these software companies and got one of them to agree to partner with us. This means we could integrate with all of their clients (over 50 Direct Sales companies) and immediately offer Joi to thousands of consultants. ***Whoo-hoo!*** Once that happened, we knew we were in business.


The friendly bot that sells your stuff on Facebook :)
meetjoi.com

Breathing life into Joi

Now that we know the problem to solve and how to solve it, it's time to breathe life into the Joi bot. There are roughly 6 million Direct Sales consultants in the United States who desperately need our help, and we plan to deliver the perfect solution. And with more people working at home than ever, we know we're right on time!

Our team is now ready to integrate Joi into the market. But to pull off our master plan, we need a bit more funding to take the ENTIRE industry by storm. We need to raise close to $100,000 to cover the development costs of integrating Joi into the Direct Sales companies' software. This funding will also allow us to teach Joi to speak Spanish :)

Noteworthy: The Direct Sales industry has experienced a MASSIVE increase in sales during the Covid crisis since more people are working from home than ever before. Click here to read an article about this explosive growth.



Our revenue model: Simple & Scalable

Joi is essentially a payment processor in the form of a bot. As such, our revenue model is quite simple: Joi charges **20 cents + 5% per transaction**. This fee is passed on to the buyer, so the service is free for Direct Sales consultants to use.

How did we come up with that approach? Well, we talked to a LOT of consultants and Direct Sales companies, who all recommended we charge a percentage fee, rather than a monthly subscription. Simply put, these figures are based on a heavy amount of market research. This model also positions Joi to grow at a rapid rate and scale through the industry.

How does this help Joi scale? By deploying an attractive (but healthy) percentage fee, Joi is perfectly positioned to quickly acquire users and process a large volume of payments. It should be noted that every time a buyer purchases products with Joi, our system saves the data (in the form of payment "tokens") so that buyers don't have to type in their payment information for future purchases, even if they are purchasing products from a different consultant who works for a different company! This means companies will be incentivized to use Joi because of the pool of customers we offer.

We'd like is to raise $100,00 so we can integrate Joi with some of the top Direct Sales companies in the country. Our goal is to generate a little over $600k in revenue in the first year, which we believe is an obtainable goal due to our service, team, marketing strategy, revenue model, and timing.

We would greatly appreciate it if you joined us by investing in Joi today! It's been a long road to get this far, but we know we have the right product at the right time and for the right market. Our team has a proven history of working on ways to reduce friction in the buying process, so we feel well-prepared to take on this challenge!

Please contact us today if you have any questions. **Thank you!**

Investor Q&A

– COLLAPSE ALL

What does your company do?

Joi is a bot that allows Direct Sales consultants to make sales directly on Facebook. This greatly reduces friction in the buying process, which is a solution that is urgently needed in this industry.

Where will your company be in 5 years?

In 5 years, we hope to be fully integrated with the 200+ Direct Sales companies throughout the United States. The Direct Sales industry is also popular in South America, Asia, and Europe, so there's plenty of room for international expansion as well. (These are future-looking projections and are not guaranteed)

Why did you choose this idea?

Simply put: the buying process in this industry is extremely clunky and out-of-date, and we knew we could offer drastic improvements. Since the Covid crisis began, Direct Sales has experienced a boom in popularity, so we knew these problem needed to be solved quickly.

How far along are you? What's your biggest obstacle?

Over the past 6 months, we worked on building and testing Joi, and now we're ready to go to market! We recently partnered with a top software company that has 50+ Direct Sales clients, and they allowing Joi to integrate with all of them :) We simply need the funding to cover development expenses so we can get Joi into the hands of users.

Who competes with you? What do you understand that they don't?

Fortunately, we are the first company to build a bot that functions like Joi in this industry. It's essential to have the "first to market" advantage, and we plan to hit the ground running!

How will you make money?

Our revenue model is quite simple: We charge a processing fee of 20 cents + 5% per transaction. Joi is completely free for Direct Sales consultants to use since the processing fees are passed on to the buyers.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The greatest risk we face is the integration with the Direct Sales software since many of these companies have older software. To succeed, we need to navigate through this older software and make sure our bot can access the inventory and payment systems.

What is a "Direct Sales" company?

"Direct selling" is selling products directly to consumers in a non-retail environment. Instead, sales occur at home, work, online, or other non-store locations. Direct Sales consultants sell on behalf of the company they represent and earn a commission. Examples of Direct Sales companies include Young Living, Mary Kay, Nu Skin, etc.